Exhibit 99.1

360 Finance Announces Proposed Follow-on Public Offering of American Depositary Shares

SHANGHAI, China, June 21, 2019 (GLOBE NEWSWIRE) — 360 Finance, Inc. (NASDAQ: QFIN) (“360 Finance” or the “Company”), a leading digital consumer finance platform, today announced that it has filed a registration statement on Form F-1 with the U.S. Securities and Exchange Commission (the “SEC”) relating to a follow-on public offering (the “Offering”) of 7,500,000 American depositary shares (“ADSs”), each representing two class A ordinary shares of the Company. The Company intends to offer 375,000 ADSs and certain selling shareholders intend to offer 7,125,000 ADSs in aggregate in the Offering. The underwriters will have a 30-day option to purchase up to 56,250 additional ADSs from the Company and 1,068,750 additional ADSs from the selling shareholder.

The Company intends to use the net proceeds from the offering primarily for general corporate purpose. The Company will not receive any proceeds from the sale of the ADSs by the selling shareholder.

Citigroup and Morgan Stanley will act as the joint book runners for the proposed offering. Haitong International and China Renaissance will act as the joint lead managers for the proposed offering.

A preliminary prospectus related to the proposed ADS offering has been filed with the SEC and is available on the SEC’s website at www.sec.gov.

This announcement shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About 360 Finance

360 Finance, Inc. (NASDAQ: QFIN) (“360 Finance” or the “Company”) is a leading digital consumer finance platform and the finance partner of the 360 Group. The Company provides tailored online consumer finance products to prime, underserved borrowers funded primarily by its funding partners. The Company’s proprietary technology platform enables a unique user experience supported by resolute risk management. When coupled with its partnership with 360 Group, the Company’s technology translates to a meaningful borrower acquisition, borrower retention and funding advantage, supporting the rapid growth and scaling of its business.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 360 Finance may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 360 Finance’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding such risks and uncertainties is included in 360 Finance’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and 360 Finance does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

360 Finance
E-mail: ir@360jinrong.net

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com